[Fidelity Letterhead]

June 27, 2016

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Filing Desk

Re: Fidelity Covington Trust, et al.; File No. 812-14639
Ladies and Gentlemen:
We are writing on behalf of Fidelity Covington Trust, FMR Co., Inc., and Fidelity Distributors Corporation (the "Applicants") to respectfully request the withdrawal of the Applicants' application for an order under Section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act (the "Application"). The Application was filed with the Securities and Exchange Commission on April 8, 2016.
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If you would like to discuss any of this in further detail or if you have any questions, please feel free to contact me at 617-563-2076.  Thank you.
Sincerely,

/s/ Marc R. Bryant

Marc R. Bryant

cc:    Dalia Osman Blass, Assistant Chief Counsel
   Robert W. Helm, Esq., Dechert LLP
         John V. O'Hanlon, Esq., Dechert LLP